Exhibit 12

carlson capital, l.p.

2100 mckinney avenue, suite 1800, dallas, texas 75201

phone 214.932.9600 fax 214.932.9602 web carlsoncapital.com

May 16, 2014

SWK Holdings Corporation

15770 North Dallas Parkway, Suite 1290

Dallas, Texas 75248

Attention: Board of Directors

Gentlemen:

Since implementing its new strategy two years ago, SWK Holdings and its management team have done an excellent job building the platform necessary to deploy its capital. We believe the company is now in a position to further maximize the value of its franchise through the injection of significant new capital.

In furtherance of that objective, funds managed by Carlson Capital, L.P. are offering to buy 80 million shares of newly issued SWK Holdings stock at a price of $1.20 per share. We believe that a capital injection on this scale would be a transformational event for the company and is the best path to maximize value for all shareholders.

Benefits of the transaction to SWK Holdings and its shareholders include:

•	The transaction would be immediately accretive to book value. Pro-forma tangible book value will increase by more than 13% to $1.13 per share.

•	Eliminates the capital constraints facing the company, and would fully fund the company’s growth for the foreseeable future.

•	Frees management of the distraction and uncertainty of successive financing transactions and the necessity to syndicate larger transactions.

•	Minimizes transaction costs relative to other options and can be consummated in a short timeframe.

•	The purchase price offers an attractive premium.

•	Completion of the transaction would not be subject to any financing contingencies.

Carlson Capital is uniquely positioned to offer these benefits to all of SWK Holdings’ shareholders. No other investor can offer equity capital on this scale. We can also complete a transaction quickly and with minimal conditions. We believe that our proposal is superior to any other options that SWK Holdings may have for raising capital, and we urge you to move expeditiously to evaluate our proposal.

As is customary, this proposal is non-binding and is subject to the negotiation and execution of mutually acceptable definitive agreements. We would expect the execution and delivery of definitive agreements governing the transaction to be subject to approval of a special committee of the Board comprised of independent directors.

We hope you will agree that our proposal offers compelling value for SWK’s shareholders, and we look forward to your response.

Very truly yours,

carlson capital, l.p.

By:	/s/ Clint Carlson
Clint Carlson